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                                                                     EXHIBIT 2.1

                           APGC HOLDINGS COMPANY, LLC
                            THE LUPTON COMPANY, LLC
                              702 TALLAN BUILDING
                             CHATTANOOGA, TN 37402


                                 April 29, 1999




Board of Directors
The Arnold Palmer Golf Company
6201 Mountain View Road
Ooltewah, Tennessee 37363

     Re: Proposal for Acquisition


Dear Board of Directors:

     APGC Holdings Company, LLC, ("Holdings") is pleased to submit a proposal to acquire The Arnold Palmer Golf Company (the "Company") in a cash-out merger transaction in which the Company will merge with Holdings or a wholly-owned subsidiary of Holdings (the "Merger"). The President and Chief Executive Officer of the Company, Ms. Cindy L. Davis, and certain shareholders and directors of the Company, including Messrs. John T. Lupton and Arnold D. Palmer, have formed Holdings for the purpose of acquiring the Company. These individuals or their affiliates have agreed to contribute approximately 41 percent of the issued and outstanding shares of common stock of the Company to Holdings.

     Holdings hereby proposes to pay, upon the consummation of the Merger, $1.20 per share to the holders of the issued and outstanding shares of the Company which are not then owned by Holdings. All such shares shall be canceled in the Merger. Upon the consummation of the Merger, the registration of the Company as a publicly-traded reporting company under the Securities Exchange Act of 1934, as amended, shall be terminated.

     This proposal is subject to the negotiation of a definitive merger agreement and other documentation of the Merger which are, in form and substance, satisfactory to Holdings and which include customary representations, warranties, covenants and conditions. Moreover, this proposal is subject to the following additional conditions:

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     1.  Holdings shall have made arrangements for the satisfactory restructuring of the Company's outstanding indebtedness on terms acceptable to Holdings including the Company's short- and long-term debt and the Company's outstanding subordinated debentures whether held by affiliates of Holdings or others.

     2. No litigation or other challenge to the proposal shall have been commenced or threatened whether by the existing shareholders of the Company or others.

     3. The Company shall not have entertained proposals or entered discussions with any other persons regarding the acquisition of all of the stock or substantially all of the assets of the Company.

     4. The Company shall not have suffered, or expect to suffer, a material adverse change in its business, operations, properties or financial condition arising from any cause whatsoever.

     5. The Company shall have received no indication that it will be unable to obtain any necessary consents or approvals from third parties necessary for the consummation of the Merger including consents from third-parties that have existing contractual relationships with the Company or governmental approvals or authorizations for the form or substance of the transaction.

     6. The Merger can be structured in a fashion to obtain the most favorable tax treatment possible for Holdings and the Company including fully utilizing the net operating loss carry forwards of the Company to offset income of the Company to the extent permitted under the Internal Revenue Code of 1986, as amended.

     7. There shall be no indication that the execution of a definition merger agreement shall be delayed beyond June 30, 1999, or that closing of the Merger shall be delayed beyond September 30, 1999.

         Please note that this proposal is preliminary in nature and may be withdrawn by Holdings by notice provided to the Company at any time prior to the execution of a definitive merger agreement notwithstanding the continued satisfaction of the conditions enumerated above.

         Please note as well that this proposal is being made solely to you in your capacity as representatives of the Company
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and is not to be construed as a proposal to purchase on any terms other than as specifically set forth herein or as a proposal to anyone other than the Company. This proposal is further to be treated as confidential pending agreement by the Company and Holdings of an appropriate public announcement.

          Very truly yours,

          APGC HOLDINGS COMPANY, LLC

          /s/ Cindy L. Davis
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          Cindy L. Davis
          President and Chief Executive Officer